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                          June 29, 2023

       Samuel Kintz
       President and Chief Executive Officer
       Enliven Therapeutics, Inc.
       6200 Lookout Road
       Boulder, CO 80301

                                                        Re: Enliven
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 23, 2023
                                                            File No. 333-272909

       Dear Samuel Kintz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer Knapp, Esq.